

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 20, 2023

Dava Ritchea
Chief Financial Officer
Sculptor Capital Management, Inc.
9 West 57th Street
New York, New York 10019

>   **Re: Sculptor Capital Management, Inc.**
>   **Revised Preliminary Proxy on Schedule 14A**
>   **Filed September 14, 2023**
>   **File No. 001-33805**

Dear Dava Ritchea:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Preliminary Proxy Statement filed September 14, 2023

Background of the Mergers, page 37

1. We note your response to prior comment 5. Where you reference the level of client consents received for the Rithm Transaction to date, please quantify the level of clients you have received.

2. We note your response to prior comment 7. We note that the Special Committee and the Board appeared to place particular weight on what it viewed as contingencies in the financing for the bid by the Consortium. In particular you discuss the fact that the Consortium relied on equity guarantees from the parties as well as other funding contingencies, was apparently among the key factor that led the Special Committee and the Board to conclude that the Consortium's bid presented significant risks and therefore was sufficiently unlikely to lead to a Superior Proposal. It appears that the identity of the Consortium's key members, including the guarantor, is material to an investors understanding of the Special Committee's and Board's recommendation and to

understand the Committee's evaluation of subsequent updates to the proposal.

3.   We note your engagement of the Asset Management Consultant, who presented analysis to the Special Committee. Revise the proxy statement to identify the consultant. Disclose the material terms of all material agreements governing the relationship between the Company and the Asset Management Consultant, and any limitations placed on the Consultant's evaluation by the Special Committee, Sculptor Management or other related party. Please refer to Item 14(a)(6) of Schedule 14A, and Item 1015(b) of Regulation S-K.

4.   We note your response to prior comment 1. Please clarify whether you requested client feedback to conduct the Consortium Client Consent Condition Risk analysis or whether such feedback was provided to the Company in another manner. If you requested client feedback, please disclose how you determined which clients should provide feedback. To the extent that you received client feedback from a material percentage of your client base that would be informative in evaluating the Committee's evaluation of the Consortium Client Consent Condition, please clarify your disclosure.

5.   We note your disclosure on page 75 of the steps taken by the Asset Management Consultant, including client feedback. Revise the disclosure to state whether the Consultant met with clients directly, or whether they were provided information collected by others. If the Consultant did not independently reach out to clients, clarify which parties conducted that outreach, and whether there was any limitation placed on the Consultant in seeking additional information. Please refer to Item 14(a)(6) of Schedule 14A and Item 1015 of Regulation S-K.

6.   We note your disclosure on page 78, that discussed the conclusions presented by the Asset Management Consultant. Revise to clarify, whether the list of items discussed in the September 5 meeting were conclusions of the Asset Management Consultant, or were matters of discussion between the Consultant and the Special Committee. Similarly, on September 7, you disclose that the Consultant discussed the "typical" drivers of client loss. However, it is not clear whether the Consultant then reached a conclusion as to whether Sculptor's clients would follow a similar pattern. If such a conclusion was reached, it is unclear the basis for this, including whether it was based on the collected feedback discussed on page 75, and whether the feedback was collected from a sufficient percentage of the client base to support the Consultant's advice to the Special Committee.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Madeleine Mateo at (202) 551-3465 or Christian Windsor at (202) 551-3419 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance